Exhibit 99.1

NASDAQ: APM

Aptorum Group’s subsidiary Smart Pharma announces Smart Pharma token (SMPT) to be listed on IDAX and LATOKEN

Seychelles, July 8, 2019 -- Aptorum Group Limited (Nasdaq: APM) subsidiary Smart Pharmaceutical is excited to announce that the Smart Pharma Token (“SMPT token”), is to be available for trading on IDAX (https://www.idax.pro/) and LATOKEN (https://latoken.com/). IDAX and LAtoken are two leading global cryptocurrency exchange platforms. SMPT Token will commence trading on IDAX on or around July 10, 2019, and shortly thereafter on LAToken.

The SMPT token is an ERC-1404 security compliant token with ERC-20 and ERC233 compliance on the Ethereum blockchain. SMPT tokenizes rights to a portion of the royalty income derived from the eventual commercialization of intellectual property rights of drug candidates to be discovered under our Smart-ACTTM platform.

The Smart-ACTTM platform is a repurposed and new drug discovery platform launched by the Smart Pharma Group which intends to revolutionize drug discovery, repurposing and repositioning. In the forthcoming developments, Smart Pharma Group would include the incorporation of blockchain technology into the drug development and discovery processes, initially through the adoption of the SMPT token as the first step. We believe that blockchain technology will significantly increase data transparency and bring distributed power from participants worldwide to co-develop and evolve our next Smart-ACTTM platform technology.

Smart Pharma Group recognizes that blockchain-based technology will continue to play an important role in pharmaceutical development and also has the capability to foster community-based ecosystems of passionate and like-minded people in revolutionizing the drug discovery industry who would like to be an integral part of the process around projects.

Smart Pharma Community is jointly managed in collaboration with Aenco Solutions Limited. For further information, please join the discussions on our social media platforms which can be accessed as follows.

Website: https://www.smtph.com

Telegram: https://t.me/Aenco

LinkedIn: https://www.linkedin.com/company/Aenco

Medium: https://medium.com/@Aencoin

Twitter: https://twitter.com/Aencoin

Facebook: www.facebook.com/Aencoin

Discord: https://discord.gg/NXpFcKQ

YouTube: YouTube.Aencoin.com

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) (“Aptorun”) is a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. Aptorum Group is pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas as well as non-therapeutic areas such as surgical robotics and the operations of its medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

About Smart Pharma Group

Smart Pharma Group includes Smart Pharmaceutical Limited Partnership, a limited partnership registered in Seychelles, and its general partner, SMTPH Limited, an international business company incorporated under the laws of Seychelles. SMTPH Limited and its subsidiaries are indirectly wholly owned by Aptorum Group Limited.

Disclaimer and Forward-Looking Statements

The SMPT tokens are currently not offered for sale to citizens, nationals, residents (tax or otherwise), green card holders and/or companies domiciled in the following: (a) the United States of America; (b) Singapore; (c) Hong Kong (except for Professional Investors); (d) the People’s Republic of China; (e) Samoa, (f) Seychelles, (g) sanctioned countries under the OFAC and (h) any other jurisdiction which prohibits the possession, dissemination or communication of the Whitepaper.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Investors must rely on their own evaluation of Aptorum and its securities, including the merits and risks involved. Nothing contained herein is or shall be relied on as, a promise or representation as to the future performance of Aptorum Group or Smart Pharma group.

Contact:

For Aptorum Group Limited

Contact

Investor Relations and Media

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Website: http://www.aptorumgroup.com

For Smart Pharma

Contact

Information Request

Tel: +852 2117 6611

Email: info@smtph.com

Website: http://www.smtph.com